

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 28, 2017

Usama Ashraf
Chief Financial and Accounting Officer
Prosper Marketplace, Inc.
Prosper Funding LLC
221 Main Street, 3rd Floor
San Francisco, CA 94105

> **Re: Prosper Marketplace, Inc.**
> **Prosper Funding LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 20, 2017**
> **Form 10-Q for the Fiscal Period Ended September 30, 2017**
> **Filed November 13, 2017**
> **File No. 333-204880**

Dear Mr. Ashraf:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

10-K For the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 39

1. Please revise future filings to disclose, in a tabular format, the amount of originations by Prosper Score for each period presented. Please provide a discussion and analysis of any relevant trends including the impact on your strategy and financial results.

Item 15. Exhibits and Financial Statement Schedule

Notes to Consolidated Financial Statements
Note 10. Goodwill and Other Intangible Assets, page F-27

2. We note you disclosed that you did not record any goodwill impairment expense for the year ended December 31, 2016 or the nine months ended September 30, 2017. Please tell us how you evaluated goodwill for impairment during 2016 and 2017 and refer to the qualitative factors assessed under ASC 350-20-35-3C. If you performed Step 1 and /or Step 2 of the goodwill impairment test under ASC 350-20-35, please provide us the results of those tests in your response.

10-Q For the Fiscal Period Ended September 30, 2017

Item 1. Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Operations (Unaudited), page 7

3. Please tell us how you determined that the income statement presentation for the 'Fair Value of Warrants Vested on Sale of Borrower Loans' should be reflected as a reduction of revenues and the 'Change in Fair Value of Convertible Preferred Stock Warrants' should be reflected as an operating expense. Please be specific and cite the authoritative guidance in GAAP you relied upon to form your conclusions.

Notes to Condensed Consolidated Financial Statements

Note 12. Convertible Preferred Stock, Warrant Liability and Stockholders' Deficit, page 22

4. Please revise, in future filings, to provide a specific discussion of the nature and terms of the Consortium Purchase Agreement entered into by the Company. You should also describe the minimum loan volumes required to be purchased monthly, the actual loan volumes purchased, and the warrants which vested as a result of performance in each of the periods presented. Further, describe the cure rights and the impact these rights have had and could potentially have on the purchase requirements. This information should also be supplementally provided.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dave Irving at (202) 551-3321 or me at (202) 551-3452 with any questions.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Review Accountant
Office of Financial Services